SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May 2021

MER TELEMANAGEMENT SOLUTIONS LTD.
(Name of Registrant)

14 Hatidhar Street, P.O. Box 2112
Ra’anana 4366516, Israel
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MER TELEMANAGEMENT SOLUTIONS LTD.
(Registrant)

Date: May 6, 2021	By: /s/ Ofira Bar
Ofira Bar
Chief Financial Officer

MTS Announces 2020 Half Year 2020 Financial Results

Ra’anana, Israel / Powder Springs, Georgia, USA - May 6, 2021 - Mer Telemanagement Solutions Ltd. (MTS) (Nasdaq Capital Market: MTSL), a global provider of telecommunications expense management (TEM), call accounting and contact center software, today released its financial results for the six and twelve months ended December 31, 2020.

On April 15, 2021, we entered into a definitive agreement and Plan of Merger (the “Merger Agreement”) with SharpLink, Inc., a leading online technology company that works with sports leagues, fantasy sports sites and media companies to connect fans to relevant and timely betting content sourced from its sportsbook partners.

Financial information

The Company recorded revenues of $1.9 million for the six months ended December 31, 2020, compared with $2.6 million for the six months ended December 31, 2019. The Company incurred losses of $(1.2) million for the six months ended December 31, 2020, or $(0.17) per diluted share compared with net income of $85,000, or $0.01 per diluted share, for the comparable period in 2019. On a non-GAAP basis (as described and reconciled below), The Company posted a net loss of $(224,000) or $(0.03) per diluted share, for the six months ended December 31, 2020 compared with  net income of $262,000, or $0.04 per diluted share, for the comparable period in 2019.

The Company recorded revenues of $4 million for the year ended December 31, 2020 compared with $5.2 million for the comparable period in 2019. The Company incurred a net loss of $(1.8) million or $(0.30) per diluted share, for the year ended December 31, 2020 compared with a net loss of $(135,000) or $(0.03) per diluted share for the comparable period 2019. On a non-GAAP basis (as described and reconciled below), the Company posted a net loss of $(376,000), or $(0.06) per diluted share for the year ended December 31, 2020 compared with net income of $79,000, or $0.02 per diluted share for the comparable period in 2019.

During the period 2018-2020 an institutional investor invested, $3 million in a newly-created class of convertible preferred shares and $0.2 million in ordinary shares of the Company, at a price per preferred share and ordinary share of $1.14. The preferred shares are convertible into ordinary shares on a one to one basis. The stock purchase agreement with the institutional investor included a green shoe option for future investment of up to $1.5 million in the Company’s preferred shares at a price per preferred share of $1.14. During, 2019 and 2020, the institutional investor fully exercised its green shoe option as part of its $3 million investment.

As previously reported on April 15, 2021, we entered into a definitive agreement and Plan of Merger (the “Merger Agreement”) with SharpLink, Inc. (“SharpLink”), a leading online technology company that works with sports leagues, fantasy sports sites and media companies to connect fans to relevant and timely betting content sourced from its sportsbook partners, and New SL Acquisition Corp., a company incorporated under the laws of the State of Delaware and a wholly-owned subsidiary of the Company (“Merger Sub”). On the terms and subject to the satisfaction of the conditions described in the Merger Agreement, including approval of the transaction by the Company’s shareholders, Merger Sub will be merged with and into SharpLink (the “Merger”) with SharpLink surviving the Merger as a wholly-owned subsidiary of the Company.

Mr. Roy Hess, Chief Executive Officer of MTS, said, “We are excited to achieve this major milestone by signing the definitive merger agreement with SharpLink, a promising leading online technology company that works with sports leagues, fantasy sports sites and media companies. We are also excited about our future growth strategy as well as the current industry's rapid expansion both in the U.S. and globally. Our results in 2020 reflect the substantial reduction of our ongoing operations which were impacted by the COVID-19 pandemic. During 2020, the Company continued implementing its efficiency plan and reduced its operational expenses which contributed to improved operating margins. Excluding the impact of one-time non-cash impairment charges, our net loss for the second half of 2020 was $(224,000) on a non-GAAP basis. In June 2019, we introduced Omnis - Contact Center Software with “Out-Of-The-Box” capabilities and open channel architecture. During the end of 2019, we started to see initial revenues from this new product, which we consider to be our main growth engine in the coming years. While our marketing of this new product was delayed by the onset of the pandemic we intend to accelerate its introduction in 2021.” Mr. Hess concluded, “we are looking forward to completing the SharpLink transaction in the near future and beginning a new chapter in the life of our company.”

About MTS

Mer Telemanagement Solutions Ltd. (MTS) is focused on innovative products and services for enterprises in the area of telecom expense management (TEM), call accounting and contact center software. Headquartered in Israel, MTS markets its solutions through wholly-owned subsidiaries in Israel, the U.S and Hong Kong, as well as through distribution channels. For more information please visit the MTS web site: www.mtsint.com.

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, the Company’s ability to achieve  profitable operations, its ability  to continue to operate as a going concern, its ability to continue to meet NASDAQ continued listing requirements, the impact of COVID-19 on the Company and its customers, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, proprietary rights of the Company and its competitors, risk of operations in Israel,  general economic conditions and other risk factors detailed in the Company’s annual report and other filings with the United States Securities and Exchange Commission.

Contacts:

Ofira Bar
CFO
Tel: +972-9-7777-540
Email: ofira.bar@mtsint.com

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2020	2019

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$1,504	$1,732
Restricted cash	1,003	1,464
Trade receivables (net of allowance for credit losses of $69 and $75, at December 31, 2019 and 2020, respectively	407	499
Other accounts receivable and prepaid expenses (Note 3)	399	236
Assets of discontinued operations (Note 1b)	178	172

Total current assets	3,491	4,103

NON- CURRENT ASSETS:

Severance pay fund	252	653
Property and equipment, net (Note 4)	35	62
Deferred taxes (Note 7)	171	-
Goodwill	1,502	3,225

Total non-current assets	1,960	3,940

Total assets	$5,451	$8,043

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	December 31,
	2020	2019

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$114	$149
Deferred revenues	745	962
Accrued expenses and other liabilities (Note 5)	1,769	2,317
Liabilities of discontinued operations (Note 1b)	496	516

Total current liabilities	3,124	3,944

LONG-TERM LIABILITIES:
Accrued severance pay	306	831
Deferred tax liability (Note 7)	-	163

Total long-term liabilities	306	994

COMMITMENTS AND CONTINGENT LIABILITIES (Note 6)

SHAREHOLDERS' EQUITY (Note 9):
Share capital -
Ordinary shares of NIS 0.03 par value: Authorized: 17,000,000 shares at December 31, 2020 and 2019; Issued: 4,426,791 and 3,614,208 shares at December 31, 2020 and 2019, respectively; Outstanding 4,424,991 and 3,612,408 shares at December 31, 2020 and 2019, respectively	37	30
Preferred Shares of NIS 0.03 par value: Authorized: 3,000,000 shares at December 31, 2020 and 2019; Issued and Outstanding: 1,831,579 and 2,008,772 shares at December 31, 2020 and 2019, respectively	15	16
Additional paid-in capital	31,360	30,635
Treasury shares at cost (1,800 Ordinary shares at December 31, 2020 and 2019)	(29)	(29)
Accumulated deficit	(29,362)	(27,547)

Total shareholders' equity	2,021	3,105

Total liabilities and shareholders' equity	$5,451	$8,043

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)

	Twelve months ended December 31,		Six months ended December 31,
	2020	2019	2020	2019
	Audited	Audited	Unaudited	Unaudited
Revenues:
Services	$3,383	$4,273	$1,568	$2,094
Product sales	635	920	347	499

Total revenues	4,018	5,193	1,915	2,593

Cost of revenues:
Services	1,511	1,486	818	701
Product sales	284	371	111	175

Total cost of revenues	1,795	1,857	929	876

Gross profit	2,223	3,336	986	1,717

Operating expenses:
Research and development	-	545	-	277
Selling and marketing	752	817	293	264
General and administrative	1,867	1,890	930	912
Goodwill impairment	1,723	254	1,106	254
Total operating expenses	4,342	3,506	2,329	1,707

Operating income (loss)	(2,119)	(170)	(1,343)	10
Financial income (expenses), net	16	(18)	8	7

Income (loss) before taxes on income	(2,103)	(188)	(1,335)	17
Taxes on income (tax benefit), net	(325)	4	(217)	3

Net Income (loss) from continuing operations	(1,778)	(192)	(1,118)	14

Income (loss) from discontinued operations	(37)	57	(36)	71

Net Income (loss)	$(1,815)	$(135)	$(1,154)	$85

Net loss per share:
Basic and diluted net profit (loss) per share from continuing operations	$(0.29)	$(0.04)	$(0.16)	$0.00
Basic and diluted net profit (loss) per share from discontinued operations	(0.01)	0.01	(0.01)	0.01
Basic and diluted net loss per share	$(0.30)	$(0.03)	$ (0.17)	$0.01
Weighted average number of shares used in computing basic net profit (loss) per share	5,954,795	5,013,374	6,873,156	5,864,372

Weighted average number of shares used in computing diluted net profit (loss) per share	5,954,795	5,081,865	6,873,156	6,031,193

RECONCILIATION OF GAAP TO NON-GAAP RESULTS

U.S. dollars in thousands (except share and per share data)

	Twelve months ended December 31,		Six months ended December 31,
	2020	2019	2020	2019
	Unaudited	Unaudited	Unaudited	Unaudited

GAAP net income (loss) from continuing operations	(1,778)	(192)	(1,118)	14
Stock-based compensation expenses	21	47	7	34
Intangible assets amortization, net of tax effects	-	21	-	11
Goodwill impairment, net of tax effect	1,381	203	887	203

Non-GAAP net Income (loss)	$(376)	$79	$(224)	$262

Net loss per share:

GAAP basic and diluted net profit (loss) per share	$(0.29)	$(0.04)	$(0.16)	$0.00

Non-GAAP basic and diluted net profit (loss) per share	$(0.06)	$0.02	$(0.03)	$0.04

Weighted average number of shares used in computing non-GAAP basic net profit (loss) per share	5,954,795	5,013,374	6,873,156	5,864,372

Weighted average number of shares used in computing non-GAAP diluted net profit (loss) per share	5,954,795	5,081,865	6,873,156	6,031,193